May 22, 2008

Steven L. Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039

> **Re: Excelsior LaSalle Property Fund, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-51948**

Dear Mr. Suss:

We have reviewed your response letter dated May 9, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1B Unresolved Staff Comments, page 18

1.   We have considered your response to our prior comment 1. Please explain to us how you will ensure that you are able to comply with the requirements of Rule 3-14 of Regulation S-X for all future transactions.

Steven L Suss
Excelsior LaSalle Property Fund, Inc.
May 22, 2008
Page 2

   Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3498.

       Sincerely,

       Linda van Doorn
       Senior Assistant Chief
       Accountant